Supplier Letter

[Date]

Dear [Supplier]:

As you may have heard, our Board of Directors has recommended Alcan's shareholders reject Alcoa's offer to acquire Alcan.  The Board thoroughly evaluated Alcoa's offer and concluded that it fails to meet the best interests of Alcan shareholders, does not adequately reflect the value of Alcan's extremely attractive assets, technology, strategic capabilities and growth prospects, does not offer an appropriate premium for control of Alcan, and is highly conditional and uncertain.

Our Board believes that Alcan and Alcoa have fundamentally different approaches and track records in creating value for shareholders, and is convinced that the proposed Alcoa-led acquisition of Alcan is the not the right choice for our shareholders.

Given the rapidly evolving industry environment, our Board is continuously evaluating all options in the interest of shareholder value.

It is business as usual for Alcan and its professionals and this process will not have any impact on our business with you.  Please be assured that we will keep you updated on events as appropriate and feel free to get in touch with your Alcan contact should you have any questions.

We greatly value our relationship with you and your support.

Sincerely,

[Name]

[Title]

Alcan Inc.